Mail Stop 4561

June 17, 2007

Kevin T. Parker
Chairman, President and Chief Executive Officer
Deltek, Inc.
13880 Dulles Corner Lane
Herdon, VA 20171

> **Re:** **Deltek, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 8, 2007**
> **File No. 333-142737**

Dear Mr. Parker:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1. We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

2. Please supplementally provide us with copies of any graphical materials or artwork you

intend to use in your prospectus. Upon review of such materials, we may have further comments. Please refer to Section VIII of our March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance.

3.   We note that Credit Suisse, JPMorgan, Lehman Brothers and Merrill Lynch & Co. are the representatives for the underwriters in this offering. However, your relationship with Wachovia Securities, William Blair & Company, and Montgomery & Co., LLC is unclear. We presume they are the other members of the syndicate. If so, please revise the cover page to include only the names of the representatives for this offering.

4.   Update your financial statements pursuant to Article 3-12 of Regulation S-X.

Prospectus Summary, page 1

Our Company, page 1

5.   Please put your statements that you are "a leading provider of enterprise applications software and related services designed specifically for project-focused organizations" in a more complete context for investors by providing qualitative or quantitative documentation to support your claim. Please provide similar documentation for your statements that you have created "strong brand recognition and market share within your target markets."

Our Industry, page 1

6.   Please revise to identify the "prominent industry research firm" referenced here and on page 52. With respect to any third-party statements in your prospectus such as the market data by Forrester Research and DCAA presented in your disclosure, please supplementally provide us with support for such statements. Please set forth the names of all the reports cited. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, supplementally tell us whether you commissioned any of the referenced sources.

Our Business Strategy and Growth Opportunities, page 3

7.   You refer to your "ecosystem of alliance partners" here, in MD&A and in Business. However, the meaning of this disclosure is unclear. Revise as appropriate to define this term and to expand you disclosure regarding your relationships with alliance partners and the materiality of these relationships to your business.

Our Principal Equity Investor, page 4

8.   Revise to clearly disclose to investors that as a result of the equity interests held by New Mountain Funds after this offering, you will still meet the definition of a "controlled entity" and, therefore, meet an exception to the Nasdaq Global Market listing requirements regarding the independence of your board members and committees. Revise also to clarify that New Mountain Capital although it will not have any voting rights, dividend entitlement, or liquidation preferences associated with its 100% ownership of Class A common stock, it will be able to control all matters requiring approval by shareholders, including the election of directors and the approval of mergers or other significant corporate transactions. You should also clearly disclose the transaction fee to be paid to New Mountain Capital related to this initial public offering in this subsection.

Company Information, page 4

9.   Identify the persons/entities that took Deltek private in 2002.

Summary Consolidated Financial Data, page 6

10.   We note your use of adjusted EBITDA as a non-GAAP measure in your Summary Consolidated Financial Data table. It appears that you consider adjusted EBITDA to be a measure of performance as you have reconciled such amount to net income. Please note that Item 10(e) of Regulation S-K prohibits adjusting a non-GAAP financial performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Your calculation of adjusted EBITDA excludes charges such as stock-based compensation expense, transaction fees and retention awards which are recurring in nature. Therefore, tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors and the manner in which management compensates for the limitation of using adjusted EBITDA. Additionally, it is unclear why certain excluded items should not be considered in assessing your performance as several appear to be recurring and integral to your performance. For example, it is unclear to us why excluding stock-based compensation is appropriate considering that offering your employees equity instruments appears to be a key incentive offered in the achievement of your goals as an organization.

11.   We further note that adjusted EBITDA is required to determine compliance with the Company's debt covenants and assess your ability to borrow additional funds or expand your operations. Please confirm that adjusted EBITDA, as defined in your current debt covenants, is the same as that which is presented in your non-GAAP disclosures. Also, if the Company believes adjusted EBITDA is a material component of the covenants

contained within your credit facility and information about the covenant is material to an investor's understanding of the Company's financial condition, then pursuant to Question 10 of the FAQ, you should provide an appropriate discussion of the measures as calculated by the debt covenant as part of MD&A, which includes the following:

- the materiality of the credit agreement with the covenant;
- the amount or limit required for compliance with the covenant; and
- the actual or reasonably likely effects of compliance or non-compliance with the covenant on the Company's financial condition and liquidity.

Risk Factors, page 8

General

12.   Please review each risk factor heading and text to ensure it clearly conveys a separate, detailed risk to investors regarding your company, business or the offering. Many of the subheadings merely state a fact about your business without fully describing the risks associated with that fact. For example, we note the following "[w]e may not be successful in expanding our international business," "[w]e may not receive adequate returns from our investments in product development, which could materially adversely affect our operating results and financial conditions," and "[w]e do not expect to pay any cash dividends in the foreseeable future." Rather that stating that a factor could "materially adversely affect" your financial condition, business and results of operations, the subheading should indicate what the adverse effects may be, such as reduced income or revenues or loss of customers. Please revise each of your subheadings to ensure that it discloses the specific risk or risks that result from the conditions or possible events you are discussing in the text.

"We may not be successful in expanding our international business," page 11

13.   We note your disclosure regarding your dependence on your "key offshore development operations" in the Philippines and other resources in India. However, we were unable to assess the magnitude of this risk from the minimal disclosure on these operations found here and in Business. Please revise your disclosure as appropriate to provide a materially complete description of the types of operations undertaken in these locations, the importance of these operations to your business, and any material trends relating to these operations. You should also revise your disclosure, in an appropriate location of the prospectus, to discuss outsourcing and its importance to your business.   In this regard, we note your disclosure on page 61 regarding product and software developers in Bangalore, India that are available on an outsourced basis.

"Our software products depend upon operating platforms…", page 16

14.   We note your disclosure regarding a renegotiation of royalty rates for products resold or embedded in your products on page 42. Tell us if your business in general is materially dependent upon any of the providers identified or referenced in this risk factor for the embedded products used in your products, or if any specific product or line of products are materially dependent on the embedded products provided by these third parties.

Use of Proceeds, page 25

15.   Revise to quantify the anticipated proceeds to be received by the selling shareholders. Please clarify that only one term loan remains outstanding. Revise to disclose the anticipated indebtedness that will remain outstanding after the application of the use of net proceeds from this offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Company Overview, page 30

16.   Consider expanding your "Overview" to include management's perspective on the business. Use this section to provide an executive level overview of the company to provide context for the remainder of the MD&A discussion. For example, identify the factors that your company's executives focus on in evaluating financial condition and operating performance. Consider addressing the material operations, risks and challenges facing your company and how is management dealing with these issues. We note your disclosure regarding your high level of repeat business with your maintenance services. Revise your disclosure to address any material trends regarding the engagement of new customers, as it is unclear from your disclosure whether increases in revenues are related to the addition of new customers, an increase in repeat business, or other factors. You should also significantly revise your disclosure regarding the impact of your legacy products on your results of operations, as you state that your future success depends, in part, on your ability to sell upgrades to applications from legacy products in your current portfolio. Finally, it appears that you are experiencing a trend of increasing international revenues and costs, particularly revenues in the United Kingdom and the Philippines, respectively. You should discuss this and other material trends in this section. Refer to Release 33-8350 on our website at www.sec.gov.

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 33

17.   Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. If you have been using the fair-value-based method of SFAS No. 123R disclosures appropriate to fair value may be more applicable than disclosures

appropriate to intrinsic value.

18.   Tell us whether you obtained a contemporaneous or retrospective valuation and whether
it was performed by an unrelated valuation specialist, as defined by the AICPA Practice
Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation"
(the "Practice Aid"). In addition, please revise to disclose the following information
related to issuances of equity instruments:

- Discuss the significant factors considered, assumptions made, and methodologies
used in determining the fair value of the underlying common stock for option grants
prior to the adoption of SFAS 123R and those used in determining the fair value of
the options for option grants subsequent to adoption of SFAS 123R and for other
equity related issuances not accounted for under APBO No. 25 or SFAS 123R. In
addition, discuss consideration given to alternative factors, methodologies and
assumptions;
- Discuss each significant factor contributing to the difference between the estimated
IPO price and the fair value determined, either contemporaneously or retrospectively,
as of the date of each grant and equity related issuance. This reconciliation should
describe significant intervening events within the company and changes in
assumptions as well as weighting and selection of valuation methodologies employed
that explain the changes in the fair value of your common stock up to the filing of the
registration statement.

Internal Controls over Financial Reporting, page 37

19.   We note that your independent registered public accounting firm identified material
weaknesses in your internal controls related to (a) the financial close and reporting
process, (b) revenue recognition and (c) information technology. We further note your
discussion of the restatement to the Company's 2005 financial statements resulting from
the material weakness in your revenue recognition processes. Tell us if this was the only
material weakness that had an impact on your financial statements. In this regard,
provide us with any post-closing adjustments that were made, including the dollar
amounts, to your books and records and the financial statements as a result of the
material weaknesses noted.

20.   We also note that the Company has taken certain steps to correct these material
weaknesses. Revise to disclose how long you estimate it will take to remediate these
material weaknesses and disclose any material costs associated with your remediation
plan that you have incurred (or that you expect to incur). Please revise your risk factor
disclosure on page 9 to ensure that it highlights the material information on your material
weaknesses and remediation steps disclosed in this section.

Results of Operations, page 40

21.   We note your current disclosure relates to changes between all periods presented. Please revise to provide year to year comparisons and quantify changes in dollars rather than percentage change to ensure that investors are able to readily assess your financial condition and results of operations. See Instruction 1 to Item 303(a) of Regulation S-K.

22.   In your discussions of the results of operations, you refer to the type of charges that are aggregated in each income statement line item, however, you have not quantified or discussed the components that contributed to each material change. Please revise the filing to quantify and discuss each material change and identify the factor or event that contributed to each change. For instance, your disclosures indicate that the increase in revenue has been driven primarily by increased sales of specific products or by revenues added through acquisitions. Revise your disclosure to provide quantification or qualification of the contribution of these factors to your increase in revenues over the periods presented. Provide disclosure on the impact of increased sales resulting from new customers versus repeat customers. Quantify the increases in revenues from the new products to the extent material. Similarly, expand your discussion of consulting service revenues to indicate increases attributable to implementation services versus those attributable to other consulting services. Refer to Section to III.D of SEC Release 33-6835 for guidance.

23.   Your discussion of revenues should also more clearly indicate the extent to which changes in revenues from period to period are due to changes in prices or changes in the volume of the products and services provided. Revise also to include a discussion of pricing pressure in your industry. We note from your disclosure on pages 14 and 62 that you face competitive pressures from large, well-capitalized companies such as Oracle, SAP and Lawson Software. Disclose, if known, the pricing pressures competitors such as these and the others identified on page 62 are able to assert within the industry segments in which you operate. Describe the future impact do you expect such competition will have on pricing within your industry.

Cost of Revenues, page 42

24.   There are many instances where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change are not disclosed. For instance, your disclosures indicate that cost of consulting services increases were driven by increases in license sales, but your do not quantify the reasons attributable to the 39% increase in costs from 2004 to 2005 and provide disclosure on only approximate factors contributing to changes between 2005 and 2006. Revise to quantify the headcount increase that contributed to the material increase in maintenance and support services salaries and related benefits in 2006. Revise you disclosures to quantify each source to that contributed to a material change. We refer you to Section III. D of SEC Release 33-6835.

Credit Agreement, page 47

25.   Outline the material financial and non-financial covenants that you must comply with under your agreements.

Liquidity, page 48

26.   Your disclosure appears to be a mere recitation of changes and other information evident from the financial statements. Revise your disclosure to focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. In addition, where there has been material variability in historical cash flows, your discussion should focus on the underlying reasons for the changes, as well as on their reasonably likely impact on future cash flows. Se Section IV. B of SEC Release No. 33-8350.

Business, page 52

27.   Please revise to provide financial information about geographic areas, or cross-reference to such information, pursuant to Item 101(d) of Regulation S-K.

Customers, page 58

28.   We note your disclosure that no single customer accounted for 5% or more of your total revenues. Expand your disclosure to provide greater context for investor of your relationships and interactions with your customers. For example, you should disclose your dependence on any group or segment of customers, the loss of which with have a material adverse effect on your business. See Item 101(c)(1)(vii) of Regulation S-K. What sort of contractual relationships do you enter into with your customers and what trends have your experienced with such relationships over time?

29.   We note that the table on page 58 provides a sample cross section of your customers as of December 31, 2006. Tell us how you identified these customers as representative of your customers for each market. For example, tell us whether they are your largest customers based on revenues or if they provided a minimum percentage or dollar amount of revenues to you. In this regard, you should note that including the name of well-known customers because of their name recognition generally is not appropriate. Rather, you must have a set of neutral criteria and include the names of all customers meeting these criteria.

Customer Case Studies, page 58

30.   Please confirm that the customers named in this section have reviewed this disclosure and that you have received their consent for inclusion of these studies in your registration statement.

Management, page 64

31.   Please note that comments on the disclosure regarding compensation of your executive officers and directors will follow shortly under separate cover.

Certain Relationships and Related Party Transactions, page 91

32.   We note your disclosure that you will adopt policies and procedures for review, approval, or ratification of related party transactions, which will require such transactions to be approved by your audit committee or a committee of independent directors. Please disclose where an investor may locate this written policy once adopted.

 Principal and Selling Shareholders, page 103

33.   Once you have identified the selling shareholders, please ensure that you include the selling shareholder information required by Item 507 of Regulation S-K. (We note from the disclosure on page 5 that the selling shareholders include your senior management and directors.) Provide a detailed introductory description of the transaction by which each of the selling security holders in the table acquired their shares. Also include a materially complete description of any material relationship the selling security holders have or had with New Mountain Capital or its predecessors or affiliates within the past three years.

Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Revenue Recognition, page F-8

34.   We note that for maintenance and support agreements, VSOE in some cases is based upon renewal rates stated in the Company's agreements. Tell us what percentage of your customers actually renew at these stated rates and tell us how you determined that such rates are substantive. In this regard, we note your disclosures on page 13 where you indicate that "[a]t the end of a contract term, or at the time a customer has quarterly cancellation rights, any customer could insist on a modification of its maintenance services agreement terms, including modifications that result in lower maintenance fees or [the Company] providing additional services without associated fee increases. Tell us how these customer rights impact your determination of VSOE of fair value maintenance and support agreements.

35.   We further note that VSOE is also based on historical renewal rates. Please describe the process you use to evaluate the various factors that effect your VSOE including customer type and other pricing factors. Further, address the issue that if your VSOE varies from customer to customer, how you can reasonably estimate fair value. In this regard, we note your disclosures on page 22 where you indicate that the Company's typical undelivered elements (maintenance and consulting) are priced consistently at stated amounts in a high percentage of your arrangements. Please clarify what you mean by "priced consistently" and what you consider to be a "high percentage of your arrangements." See paragraph 10 of SOP 97-2.

36.   We note from your disclosures on page 41 that maintenance and support service contracts typically allow your customers to obtain "updates, enhancements and upgrades" to the Company's software. Your revenue recognition policy in Note 1 refers to unspecified periodic updates only. Please explain the difference between unspecified updates and the enhancements and upgrades referred to in MD&A. Tell us if these are specified or unspecified upgrade rights and tell us how you account for such rights pursuant to paragraphs 36 – 38 and 56 of SOP 97-2.

37.   We note from your disclosures on page 19 that in 2006 approximately half of the Company's license revenues were generated from federal government contract customers. Tell us whether these arrangements include fiscal funding clauses and if so, tell us how you considered paragraphs 32 – 33 of SOP 97-2 in accounting for such arrangements.

Income Per Share, page F-15

38.   We note that as part of the Recapitalization transaction, the Company issued 100 shares of preferred stock to the New Mountain Fund. We further note from your disclosures in Note 19 that such shares were converted into Class A common stock in April 2007 in connection with your reincorporation in Delaware. Tell us how you considered SFAS 128 and EITF 03-6 in determining what impact, if any, the Company's preferred stock and Class A common stock had on your earnings per share calculations. Also, consider revising your disclosures to include a discussion of such issuances on your income per share calculations.

Note 2. Recapitalization, page F-16

39.   We note from your disclosures on page 33 that in order to determine the amount of expense to record with regards to the Company's stock appreciation rights (SARs), a SARs valuation was calculated quarterly based upon a model that utilized an eight-quarter rolling financial history. Please explain further how you applied such model in calculating the $7.5 million of deferred compensation at December 31, 2004 and the $31.0 million value to paid for vested SARs as part of the recapitalization. Also, tell us

the number of vested SARs included in your calculations.

40.   We note that pursuant to the terms of the Recapitalization the Company is obligated to make a payment to selling shareholders equal to the amount of income taxes that the Company would be otherwise required to pay if not for the availability of deductions related to the SAR payments, which you estimated to be $12.4 million at December 31, 2005. Tell us where you recorded the offset to this accrued liability in the Company's 2005 financial statements.

Note 3. Business Acquisitions, page F-18

41.   We note that in March 2006, the Company acquired 100% of the outstanding common stock of WST Corporation for an aggregate purchase price of $17.7 million. Tell us how you considered Rule 3-05, Article 11 and Rule 1-02(w) of Regulation S-X in determining that historical and pro forma financial information for this acquisition is not required. Confirm that you included the contingent consideration as part of the total investment when calculating the tests of significance for this acquisition. In this regard, tell us if the $17.7 million aggregate purchase price includes the $1.3 million contingent consideration recorded in 2006 and tell us if the Company is obligated to pay any additional amounts from the $2.0 million originally agreed upon. Please, provide your calculations of significance using the income test of Rule 1-02(w)(3) of Regulation S-X.

42.   Revise to include the pro forma financial information for the Company's Welcom and C/S Solutions acquisitions in the notes to the financial statements pursuant to paragraphs 54 and 55 of SFAS 141.

Note 15. Stock Plans, page F-29

43.   Tell us when you first initiated discussions with underwriters, when the underwriters first communicated their estimated price range for your stock and the range they communicated to you. If you do not include a range in your next amendment, supplementally tell us the estimated price range.

44.   Please provide us with the following information in chronological order for stock option grants and other equity related transactions for the one year period preceding the most recent balance sheet date and through the date of your response:

• The nature and type of stock option or other equity related transaction;
• The date of grant/issuance;
• Description/name of option or equity holder;
• The reason for the grant or equity related issuance;
• The number of options or equity instruments granted or issued;
• The exercise price or conversion price;

- The fair value of underlying shares of common stock;
- Quantify the adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.;
- The total amount of deferred compensation or value assigned to any beneficial conversion feature reconciled to your financial statement disclosures; and
- The amount and timing of expense recognition.
- Indicate for each option grant or equity related transaction what valuation methodology used (market approach, etc.), whether it was contemporaneous or retrospective and whether it was performed by an unrelated specialist.

Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

45.   Please describe the objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant or issue date. This objective evidence could be based on valuation reports or on current cash sales transactions of the same or a similar company security to a willing unrelated party other than under terms and conditions arising from a previous transaction. Where you have obtained a valuation from an unrelated specialist, tell us what level of assurance the specialist gave in the fair value assessment. In addition, describe the basis for any adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.

46.   As applicable, consider revising to include the following disclosures for options granted and other equity instruments awarded during the 12 months prior to the date of the most recent balance sheet included in the filing:

- For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted-average per share amounts); and

- Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective.

47.   We note your references in Notes 3 and 15 and elsewhere throughout the document to an independent third-party valuation firm that was used to assist the Board of Directors in their analysis of the fair value of the Company's common stock. Please revise disclose the name of the valuation firm and include the expert's consent. We refer you to Rule 436(b) of Regulation C.

Note 17. Commitments and Contingencies

Other Matters, page F-32

48.   We note your reference to a legal proceeding arising from the Company's normal operations in Note 17. Are you referring to the suit filed by Fenstermaker on August 31, 2006? Tell us what consideration you gave to including a further discussion of this proceeding in your financial statement footnotes or explain why you believe such disclosure is not required.

Part II

Recent Sales of Unregistered Securities, page II-2

49.   We note that you relied upon Section 4(2) for numerous issuances of unregistered securities. Please briefly outline whether the purchasers were accredited or sophisticated with access to information. Further, with respect to your 701 unregistered issuances, please briefly disclose the facts that made this exemption available.

Schedule II, page II-10

50.   Please note that valuation allowances for deferred tax assets are not required to be presented on Schedule II if the disclosure requirements of SFAS 109, are met because the information required to be disclosed under SFAS 109 is consistent with the information required by Schedule II. Please revise to remove such information from your Schedule II analysis.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts related to your disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kathllen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Toton at (202) 551-3857 with any other questions. If you require further assistance you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via Facsimile (202) 639-7003</u>
        Richard A. Steinwurtzel, Esq.
        Vasiliki B. Tsaganos, Esq.
        Fried, Frank, Harris, Shriver & Jacobson LLP
        Telephone: (202) 639-7078